EXHIBIT 20.1


January 26, 2006


Dear Shareholders:

As we begin the first quarter of a new year, the management team at BellaVista would like to share with you the progress made in 2005 and the current status of the company. Reflecting on the past year, we thank all of you who were able to attend the October shareholders meeting. We appreciated the opportunity to have you meet our new Board of Directors and also present our plan to grow BellaVista into a profitable investment once again.

New Investments

As we continued to sell off the inventory of non-performing properties, our focus in 2005 was to increase the performing portion of the portfolio by making more profitable loans to higher-qualified builders. During 2005 we made 16 new investments totaling $25.5 million. These new investments, when combined with the investments we made during 2004 now total $31.3 million. During the same period that we received repayments from our performing loans totaling 21% of our assets, we increased the performing portion of the portfolio from 24% at the beginning of 2005 to 53% at year-end.

We have minimized risk by diversifying our new investments by investment type, geographic location and price points in accordance with our business plan. Our strategy is to maintain approximately 50% of our investments in lower yielding, more secure, first deeds of trust and to enhance our portfolio yield with higher yielding subordinated debt and equity investments. Currently 60% of our new investments are secured by first deeds of trust with 17% subordinated debt and 23% equity investments.

We have also cultivated a number of investment opportunities in areas outside the San Francisco Bay area. We have kept 55% of our funds in the San Francisco Bay area and have diversified our portfolio by investing 28% of our funds in the Central Valley, 11% in Southern California and 6% in other areas of the Western United States.

In keeping with our new business strategy, we have strived to keep our funds invested in developments priced near the median home prices in the areas we invest. As of today 53% of our new investments are in developments with prices less than $500,000 with 30% in developments priced between $500,000 and $750,000 and 17% in developments priced between $750,000 and $1 million.

Villa Cortona

Our Villa Cortona project in San Jose continues to make good progress. We opened our model homes in September 2005 and have sold 26 of our 72 homes so far. Although the market has softened somewhat from prices our competitors received during spring and summer 2005, our contract prices are still above our proforma. After a slow two weeks at the end of December, traffic and sales activity have increased to pre-holiday levels and we are optimistic that we will exceed our revenue projections for the project as a whole.


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We have experienced some delays and cost increases in our construction. Due to construction complexities in our steeply sloped site and the impact of some excessive rains in the area, we are behind our original construction schedule by approximately five months. At this time, we have identified and remedied the outstanding issues and the current timeline indicates that we should complete the project by October 2006. In spite of these construction delays, the weather, and associated cost increases, we still expect this project to contribute to an increase in our share price.

Non-Performing Investments

At the shareholders meeting last October, we informed you that we had five non-performing investments remaining from our pool of 50 foreclosed properties. During the last quarter of 2005 and January 2006, we are pleased to report that we closed the sale on two of these non-performing investments. We now have three remaining non-performing investments whose estimated values comprise 14% of our invested assets. Two of these properties are completed and already on the market and one is still under construction with completion expected in late spring. Unlike the properties under our current business model, these properties are high-end custom homes with sale prices well over $3 million. Our marketing strategy has been to price these homes as competitively as possible in order to get them sold and then reinvest in more profitable projects that better fit our criteria for risk and return. Given the relatively small market and unique tastes for these types of homes it is difficult to reliably predict how quickly and at what prices these properties will ultimately sell, but with their current market exposure and pricing we hope to sell these properties during the next nine months.

Net Realizable Value Estimate

As you should be aware, in November 2005 we changed both our accounting firm and our fiscal year end to September 30. These changes will result in a substantial cost savings to the company. On January 13, 2006 we filed our form 10-K with the Securities and Exchange Commission and reported an estimated net realizable value of $4.20 per share as of September 30, 2005. The estimate is down $0.04 from our estimate of June 30, 2005 and reflects a combination of a $0.05 downward valuation for two foreclosed REO properties and increases of approximately $.01 per share from earnings on our performing investments in excess of our operating expenses and the collection of legal settlements. Additionally, we anticipate a slight increase in NRV in the year-end numbers.

While we are disappointed that our efforts in 2005 did not result in a more substantial increase in the NRV, rest assured that your money is at work in the loans we have made during the past two years. As we continue to increase the performing portion of the portfolio and as each of our new loans come to term, those profits will then be reflected in an increased share price. We are cautious about the real estate market and see indications of reduced appreciation rates and increasing inventory. Both of these observations are


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signs that the market is slowing and may be moving toward a lower and more sustainable trajectory. We continue to be vigilant for evidence of further weakening and factor downside risk into every new investment opportunity we evaluate. We are optimistic about our new investments and our pipeline of future investment opportunities. We know you have been extremely patient as investors and we are working hard to regain your confidence in BellaVista.

Please feel free to contact Connie Paris, Director of Investor Relations, if you have specific questions regarding our communication to you.

Sincerely,



Michael Rider                                                 Eric Hanke
President                                                     Vice President